UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended December 31, 2022

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

625 Maryville Centre Drive, Suite 200 Saint Louis, Missouri 63141

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F   ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED DECEMBER 31, 2022

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1.	Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	December 31, 2022	September 30, 2022
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$492,179	$573,377
Short-term interest-bearing investments	242,377	244,603
Accounts receivable, net	1,136,200	946,777
Prepaid expenses and other current assets	213,630	238,390

Total current assets	2,084,386	2,003,147
Property and equipment, net	798,907	794,287
Lease assets	158,633	176,884
Goodwill	2,662,825	2,662,825
Intangible assets, net	147,254	178,312
Other noncurrent assets	606,849	574,938

Total assets	$6,458,854	$6,390,393

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$228,516	$134,400
Accrued expenses and other current liabilities	563,379	612,656
Accrued personnel costs	241,589	208,602
Lease liabilities	39,724	43,336
Deferred revenue	255,642	253,686

Total current liabilities	1,328,850	1,252,680
Deferred income taxes and taxes payable	296,051	312,237
Lease liabilities	122,488	138,378
Long-term debt, net of unamortized debt issuance costs	645,262	645,117
Other noncurrent liabilities	476,278	481,703

Total liabilities	2,868,929	2,830,115

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 285,329 and 284,400 issued and 120,588 and 120,842 outstanding, respectively	4,559	4,548
Additional paid-in capital	4,139,980	4,105,900
Treasury stock, at cost 164,741 and 163,558 ordinary shares, respectively	(6,831,810)	(6,731,789)
Accumulated other comprehensive loss	(59,136)	(72,476)
Retained earnings	6,293,618	6,211,586

Total Amdocs Limited Shareholders’ equity	3,547,211	3,517,769
Noncontrolling interests	42,714	42,509

Total equity	3,589,925	3,560,278

Total liabilities and equity	$6,458,854	$6,390,393

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended December 31,
	2022	2021
Revenue	$1,185,720	$1,104,632
Operating expenses:
Cost of revenue	756,849	716,718
Research and development	95,726	81,945
Selling, general and administrative	143,222	128,076
Amortization of purchased intangible assets and other	15,313	17,747
Restructuring charges	24,536	—

	1,035,646	944,486

Operating income	150,074	160,146
Interest and other expense, net	(4,963)	(2,562)
Gain from sale of a business	—	10,000

Income before income taxes	145,111	167,584
Income taxes	15,239	33,982

Net income	$129,872	$133,602

Net income attributable to noncontrolling interests	205	—
Net income attributable to Amdocs Limited	$129,667	$133,602

Basic earnings per share attributable to Amdocs Limited	$1.07	$1.07

Diluted earnings per share attributable to Amdocs Limited	$1.07	$1.07

Cash dividends declared per ordinary share	$0.395	$0.36

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2022	2021
Net income	$129,872	$133,602
Other comprehensive income, net of tax:
Net change in fair value of cash flow hedges(1)	11,193	3,035
Net change in fair value of available-for-sale securities(2)	2,147	(2,566)

Other comprehensive income, net of tax	13,340	469

Comprehensive income	143,212	134,071

Comprehensive income attributable to noncontrolling interests	205	—

Comprehensive income attributable to Amdocs Limited	$143,007	$134,071

(1)	Net of tax of $563 and $121 for the three months ended December 31, 2022 and 2021, respectively.
(2)	No tax impact for the three months ended December 31, 2022 and 2021.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Loss (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests	Total Equity
	Shares	Amount
Balance as of September 30, 2022	120,842	$4,548	$4,105,900	$(6,731,789)	$(72,476)	$6,211,586	$3,517,769	$42,509	$3,560,278
Comprehensive income:
Net income	—	—	—	—	—	129,667	129,667	205	129,872
Other comprehensive income	—	—	—	—	13,340	—	13,340	—	13,340

Comprehensive income							143,007	205	143,212
Employee stock options exercised	247	3	14,590	—	—	—	14,593	—	14,593
Repurchase of shares	(1,183)	—	—	(100,021)	—	—	(100,021)	—	(100,021)
Cash dividends declared ($0.395 per ordinary share)	—	—	—	—	—	(47,635)	(47,635)	—	(47,635)
Issuance of restricted stock, net of forfeitures	682	8	—	—	—	—	8	—	8
Equity-based compensation expense related to employees	—	—	19,490	—	—	—	19,490	—	19,490

Balance as of December 31, 2022	120,588	$4,559	$4,139,980	$(6,831,810)	$(59,136)	$6,293,618	$3,547,211	$42,714	$3,589,925

	Ordinary Shares		Additional Paid-in Capital	Treasury Stock	Accumulated Other Comprehensive Income (1)	Retained Earnings	Total Amdocs Limited Shareholders’ Equity	Non- controlling Interests (2)	Total Equity
	Shares	Amount
Balance as of September 30, 2021	124,866	$4,516	$3,951,201	$(6,223,317)	$9,338	$5,850,937	$3,592,675	$42,509	$3,635,184
Comprehensive income:
Net income (2)	—	—	—	—	—	133,602	133,602	—	133,602
Other comprehensive income	—	—	—	—	469	—	469	—	469

Comprehensive income							134,071	—	134,071
Employee stock options exercised	126	1	6,114	—	—	—	6,115	—	6,115
Repurchase of shares	(2,314)	—	—	(170,904)	—	—	(170,904)	—	(170,904)
Cash dividends declared ($0.36 per ordinary share)	—	—	—	—	—	(44,410)	(44,410)	—	(44,410)
Issuance of restricted stock, net of forfeitures	676	9	—	—	—	—	9	—	9
Equity-based compensation expense related to employees	—	—	16,741	—	—	—	16,741	—	16,741

Balance as of December 31, 2021	123,354	$4,526	$3,974,056	$(6,394,221)	$9,807	$5,940,129	$3,534,297	$42,509	$3,576,806

(1)

As of December 31, 2022 and 2021, accumulated other comprehensive (loss) income is comprised of unrealized (loss) gain on derivatives, net of tax, of $(35,387) and $16,808, unrealized loss on short-term interest-bearing investments, net of tax, of $(20,650) and $(3,840), and unrealized loss on defined benefit plan, net of tax, of $(3,099) and $(3,161), respectively.

(2)	During the three months ended December 31, 2021, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the noncontrolling interests is negligible.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Three months ended December 31,
	2022	2021
Cash Flow from Operating Activities:
Net income	$129,872	$133,602
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	61,071	50,876
Amortization of debt issuance cost	145	141
Equity-based compensation expense	19,490	16,741
Gain from sale of a business	—	(10,000)
Deferred income taxes	(16,973)	4,143
Loss from short-term interest-bearing investments	639	647
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(197,381)	(84,458)
Prepaid expenses and other current assets	16,069	(15,696)
Other noncurrent assets	(848)	(11,835)
Lease assets and liabilities, net	(1,251)	2,030
Accounts payable, accrued expenses and accrued personnel	82,136	(3,053)
Deferred revenue	(6,194)	86,049
Income taxes payable, net	(11,242)	16,802
Other noncurrent liabilities	7,693	18,129

Net cash provided by operating activities	83,226	204,118

Cash Flow from Investing Activities:
Purchase of property and equipment, net (1)	(33,703)	(57,225)
Proceeds from sale of short-term interest-bearing investments	3,734	5,242
Purchase of short-term interest-bearing investments	—	(34,275)
Net cash paid for business acquisitions	—	(23,885)
Other	(835)	(548)

Net cash used in investing activities	(30,804)	(110,691)

Cash Flow from Financing Activities:
Repurchase of shares	(100,021)	(170,904)
Proceeds from employee stock option exercises	14,589	6,012
Payments of dividends	(47,735)	(44,956)
Payment of contingent consideration from a business acquisition	(453)	(6,153)

Net cash used in financing activities	(133,620)	(216,001)

Net decrease in cash and cash equivalents	(81,198)	(122,574)
Cash and cash equivalents at beginning of period	573,377	709,064

Cash and cash equivalents at end of period	$492,179	$586,490

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds (2)	$42,366	$16,337
Interest (3)	8,308	8,344

(1)

The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment. There were no such proceeds in the three months ended December 31, 2022, while there was $269 for the three months ended December 31, 2021.

(2)	For Further details, see also Note 10.
(3)	The amounts under “Interest” include payments of interest to financial institution, tax authorities and other.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular cloud portfolio.

The Company is a Guernsey limited company, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. dollars.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2022, set forth in the Company’s Annual Report on Form 20-F filed on December 13, 2022 with the U.S. Securities and Exchange Commission, or the SEC. There have been no material changes to the Company’s significant accounting policies from its Annual Report on Form 20-F for the fiscal year ended September 30, 2022.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In September 2022, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU No. 2022-04, “Liabilities—Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations.” The ASU requires entities that use supplier finance programs to disclose sufficient information about the program’s nature, activity during the period, changes from period to period, and potential magnitude. This ASU will be effective for the Company on October 1, 2024, and early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

In August 2021, the FASB, issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers.” The ASU requires companies to apply ASC 606 to recognize and measure contract assets and contract liabilities from contracts with customers acquired in a business combination. This ASU will be effective for the Company on October 1, 2023 and early adoption is permitted.

In March 2020, the FASB, issued ASU No. 2020-04, “Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” The ASU provides temporary optional expedients and exceptions on certain contract modifications, hedge relationships and other transactions that reference London Inter-Bank Offered Rate (“LIBOR”) or other reference rates expected to be discontinued due to the reference rate reform. This ASU is effective as of March 12, 2020 through December 31, 2024. The Company expects that the adoption of this ASU will not have a material impact on its consolidated financial statements.

3. Divestiture of a Subsidiary

On November 10, 2020, the Company signed an agreement for the divestiture of OpenMarket for approximately $300,000 cash with Infobip Limited, a company in which One Equity Partners is the primary institutional investor. With this transaction, the Company divested a non-strategic asset in the mobile messaging domain, remaining laser-focused on its core strategic growth initiatives.

On December 31, 2020, the Company completed the divestiture. Based on the total consideration, the Company recorded a pre-tax gain of $226,410, (net of immaterial transaction costs) in the Consolidated Statements of Income during the three months ended December 31, 2020. In connection with this divestiture, $9,194 of net assets and $61,396 of goodwill, were disposed. During the three months ended December 31, 2021 the Company recorded an additional pre-tax gain of $10,000, in the Consolidated Statements of Income as a result of achievement of certain performance metrics and received such additional consideration during the second quarter ended March 31, 2022. The divestiture did not represent a strategic shift that will have a major effect on operations and financial results and, therefore, did not qualify for presentation as a discontinued operation, see also Note 10.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

4. Revenue

Contract Balances

The following table provides information about accounts receivable, both billed and unbilled and deferred revenue:

	As of
	December 31, 2022	September 30, 2022
Accounts receivable - billed (net of allowances for credit losses of $24,297 and $16,627 as of December 31, 2022 and September 30, 2022, respectively)	$954,305	$789,611

Accounts receivable – unbilled (current)	$181,895	$157,166
Accounts receivable – unbilled (non-current)	$35,374	$27,417

Total Accounts receivable - unbilled	$217,269	$184,583

Deferred revenue (current)	$(255,642)	$(253,686)
Deferred revenue (non-current)	$(61,757)	$(69,907)

Total Deferred revenue	$(317,399)	$(323,593)

Revenue recognized during the three months ended December 31, 2022, which was included in deferred revenue (current) as of September 30, 2022, was $187,655. Revenue recognized during the three months ended December 31, 2021, which was included in deferred revenue (current) as of September 30, 2021, was $147,539.

As of December 31, 2022, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $6.2 billion. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue.

The following tables provide details of revenue by nature of activities and by geography:

Revenue by nature of activities

	Three months ended December 31,
	2022_	2021
Managed services arrangements	$699,826	$659,688
Others	485,894	444,944

Total	$1,185,720	$1,104,632

Geographic Information

	Three months ended December 31,
	2022_	2021
North America (mainly United States)	$812,690	$745,493
Europe	168,666	142,541
Rest of the world	204,364	216,598

Total	$1,185,720	$1,104,632

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

5. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1:    Quoted prices in active markets for identical assets or liabilities;

Level 2:    Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3:    Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and September 30, 2022:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$151,082	$—	$—	$151,082
Corporate bonds	—	164,563	—	164,563
U.S. government treasuries	40,613	—	—	40,613
Supranational and sovereign debt	—	15,145	—	15,145
Municipal bonds	—	12,901	—	12,901
Asset backed obligations	—	9,155	—	9,155

Total available-for-sale securities	191,695	201,764	—	393,459

Equity Investments	—	—	44,662	44,662
Derivative financial instruments, net	—	(43,130)	—	(43,130)
Other liabilities	—	—	(23,063)	(23,063)

Total	$191,695	$158,634	$21,599	$371,928

	As of September 30, 2022
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$266,362	$—	$—	$266,362
Corporate bonds	—	168,308	—	168,308
U.S. government treasuries	40,229	—	—	40,229
Municipal bonds	—	16,125	—	16,125
Supranational and sovereign debt	—	10,594	—	10,594
Asset backed obligations	—	9,347	—	9,347

Total available-for-sale securities	306,591	204,374	—	510,965

Equity Investments	—	—	46,015	46,015
Derivative financial instruments, net	—	(48,901)	—	(48,901)
Other liabilities	—	—	(23,390)	(23,390)

Total	$306,591	$155,473	$22,625	$484,689

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three months ended December 31 2022. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out scenarios, valued every quarter. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of December 31 2022 and September 30, 2022. The decrease in Level 3 liabilities was immaterial and due to changes in the fair value recorded in the consolidated statement of income during the three months ended December 31 2022. Level 3 assets relate to equity investments, which were valued based on price changes in orderly transactions for similar private investments of the same issuer. The decrease in Level 3 assets is due to changes in the fair value which was recorded during the three months ended December 31 2022 in the consolidated statement of income.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, see Note 13.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

6. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of December 31, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$151,082	$—	$—	$151,082
Corporate bonds	177,938	—	13,375	164,563
U.S. government treasuries	44,707	—	4,094	40,613
Supranational and sovereign debt	16,864	—	1,719	15,145
Municipal bonds	13,869	—	968	12,901
Asset backed obligations	9,649	—	494	9,155

Total(1)	$414,109	$—	$20,650	$393,459

(1)

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of December 31, 2022, $242,377 of securities were classified as short-term interest-bearing investments and $151,082 of securities were classified as cash and cash equivalents.

	As of September 30, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$266,362	$—	$—	$266,362
Corporate bonds	183,266	—	14,958	168,308
U.S. government treasuries	44,658	—	4,429	40,229
Municipal bonds	17,759	—	1,634	16,125
Supranational and sovereign debt	11,882	—	1,288	10,594
Asset backed obligations	9,835	—	488	9,347

Total(1)	$533,762	$—	$22,797	$510,965

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s consolidated balance sheets. As of September 30, 2022, $244,603 of securities were classified as short-term interest-bearing investments and $266,362 of securities were classified as cash and cash equivalents.

As of December 31, 2022, the unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The majority of the securities that have unrealized losses as of December 31, 2022 also had immaterial unrealized losses as of December 31, 2021. The Company assessed whether such unrealized losses for the investments in its portfolio were caused by expected credit losses. Based on this assessment, the Company did not recognize any credit losses in the three months ended December 31, 2022 and 2021. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

As of December 31, 2022, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$174,712
1 to 2 years	62,713
2 to 3 years	100,714
3 to 4 years	55,320
Thereafter	—

$393,459

7. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s recognized derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, as of December 31, 2022, there is no loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flows.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of December 31, 2022. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of December 31, 2022 for forward contracts.

Notional Value*
Foreign exchange contracts	$1,816,234

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company records all derivative instruments on the consolidated balance sheets at fair value. For further information, please see Note 5 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of December 31, 2022 and September 30, 2022, is as follows:

	As of
	December 31, 2022	September 30, 2022
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$495	$1,226
Other noncurrent assets	8	—
Accrued expenses and other current liabilities	(27,309)	(35,659)
Other noncurrent liabilities	(11,495)	(16,413)

	(38,301)	(50,846)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	2,343	10,808
Accrued expenses and other current liabilities	(7,172)	(8,863)

	(4,829)	1,945

Net fair value	$(43,130)	$(48,901)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of December 31, 2022 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive income, a separate component of equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, is recognized immediately in interest and other expense, net.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three months ended December 31, 2022 and 2021, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	(Losses) Gains Reclassified from accumulated Other Comprehensive Loss (Effective Portion)
	Three months ended December 31,
	2022	2021
Line item in consolidated statements of income:
Revenue	$815	$36
Cost of revenue	(7,212)	1,236
Research and development	(2,007)	175
Selling, general and administrative	(1,965)	5

Total	$(10,369)	$1,452

The activity related to the changes in net unrealized (losses) gains on cash flow hedges recorded in accumulated other comprehensive loss, net of tax, is as follows:

	Three months ended December 31,
	2022	2021
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$(46,580)	$13,773
Changes in fair value of cash flow hedges, net of tax	1,367	4,485
Reclassification of net losses (gains) into earnings, net of tax	9,826	(1,450)

Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(35,387)	$16,808

Net gains from cash flow hedges recognized in other comprehensive income were $1,387 and $4,608 , or $1,367 and $4,485 net of taxes, during the three months ended December 31, 2022 and 2021, respectively.

Of the net unrealized losses related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss as of December 31, 2022, a net loss of $25,624 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three months ended December 31, 2022 and 2021, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three months ended December 31, 2022 and 2021, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income
	Three months ended December 31,
	2022	2021
Line item in consolidated statements of income:
Cost of revenue	$1,232	$1,830
Research and development	174	555
Selling, general and administrative	260	612
Interest and other expense, net	(11,408)	4,252
Income taxes	(204)	(489)

Total	$(9,946)	$6,760

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	December 31, 2022	September 30, 2022
Ongoing accrued expenses	$192,389	$208,230
Project-related provisions	62,373	88,174
Dividends payable	47,635	47,735
Taxes payable	37,026	34,204
Derivative instruments	34,481	44,522
Other	189,475	189,791

Accrued expenses and other current liabilities	$563,379	$612,656

9. Restructuring charges

As of December 31, 2022, the Company approved a restructuring, primarily associated with alignment of the Company’s workforce around its global site strategy, as well as the optimization of the Company’s hybrid work model. During the three months ended December 31, 2022 the Company incurred restructuring charges of $24,536 in connection with this restructuring, the majority of these charges are expected to be paid during fiscal year 2023.

10. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended December 31,
	2022	2021
Current	$32,212	$29,839
Deferred	(16,973)	4,143

Income taxes	$15,239	$33,982

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended December 31,
	2022	2021
Statutory Guernsey tax rate	0%	0%
Foreign taxes (1)	10.5	20.3

Effective income tax rate	10.5%	20.3%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The change in rate is primarily driven by discrete items in the respective period presented as outlined below.

(1) Foreign taxes for the three months ended December 31, 2022:

Foreign taxes in the three months ended December 31, 2022 included a recognition of tax benefit of $8,566 resulting from internal structural changes in certain jurisdictions in which the Company operates.

Foreign taxes in the three months ended December 31, 2022 also included a benefit of $3,747 relating to release of gross unrecognized tax benefits due to settlements of tax audits and expiration of the periods set forth in statutes of limitations in certain jurisdictions.

Foreign taxes in the three months ended December 31, 2022 also included a benefit of $3,666 relating to changes in tax regulations in certain jurisdictions.

As previously disclosed in the Company’s Annual Report on Form 20-F for fiscal year 2022, our primary Israeli subsidiary has elected, during fiscal year 2022, to pay the reduced corporate tax on all of its “previously exempt earnings” based on a temporary order of the Israeli budget law. Following this election, payment of this tax, was made during the three months ended December 31, 2022. The impact of this election on income taxes was already reflected in prior periods.

(1) Foreign taxes for the three months ended December 31, 2021:

Foreign taxes in the three months ended December 31, 2021 included an expense of $3,193 for the estimated additional tax charge as a result of the gain from sale of a business, see also Note 3.

Foreign taxes in the three months ended December 31, 2021 also included a benefit of $3,263 relating to release of gross unrecognized tax benefits due to settlements of tax audits and expiration of the periods set forth in statutes of limitations in certain jurisdictions.

As of December 31, 2022, deferred tax assets of $59,171, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $209,763 as of December 31, 2022, all of which would affect the effective tax rate if realized.

As of December 31, 2022, the Company had accrued $35,733 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under tax audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore, as of December 31, 2022, the Company cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended December 31,
	2022	2021
Numerator:
Net income attributable to Amdocs Limited	$129,667	$133,602
Net income attributable to Amdocs Limited and dividends attributable to participating restricted stock	(2,014)	(1,735)

Numerator for basic earnings per common share	$127,653	$131,867

Undistributed income allocated to participating restricted stock	1,274	1,153
Undistributed income reallocated to participating restricted stock	(1,265)	(1,146)

Numerator for diluted earnings per common share	$127,662	$131,874

Denominator:
Weighted average number of shares outstanding - basic	120,652	124,502
Weighted average number of participating restricted stock	(1,874)	(1,617)

Weighted average number of common shares - basic	118,778	122,885

Effect of dilutive stock options and restricted stock units granted	848	802

Weighted average number of common shares - diluted	119,626	123,687

Basic earnings per common share attributable to Amdocs Limited	$1.07	$1.07

Diluted earnings per common share attributable to Amdocs Limited	$1.07	$1.07

For the three months ended December 31, 2022 and 2021, 12 and 26 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options and restricted stock units. Shares attributable to antidilutive outstanding stock options and restricted stock units were not included in the calculation of diluted earnings per share.

12. Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On May 12, 2021, the Company’s Board of Directors adopted a share repurchase plan for the repurchase of up to $1.0 billion of the Company’s outstanding ordinary shares with no expiration date. The May 2021 plan permits the Company to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that the Company considers appropriate. In the three months ended December 31, 2022, the Company repurchased 1,183 ordinary shares at an average price of $84.53 per share (excluding broker and transaction fees). As of December 31, 2022, the Company had remaining authority to repurchase up to $390,106 of its outstanding ordinary shares under the May 2021 plan.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

13. Financing Arrangements

In December 2011, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of December 31, 2022, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In June 2020, the Company issued an aggregate principal amount of $650,000 in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. The Company incurred issuance costs of $6,121 in relation with the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all existing and future senior indebtedness of the Company, including any indebtedness the Company may incur from time to time under the Revolving Credit Facility.

The total interest expense recognized in connection with the Senior Notes for the three months ended December 31, 2022 was $4,309. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and was immaterial as of December 31, 2022. As of December 31, 2022, the noncurrent outstanding principal portion was $650,000.

The total estimated fair value of the Senior Notes as of December 31, 2022 was $529,477. The fair value was determined based on observable data, such as quoted prices for similar liabilities in active markets of Senior Notes as of December 31, 2022 and is deemed a Level 2 liability within the fair value measurement framework.

As of December 31, 2022, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $77,603. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

14. Equity-based Compensation

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, restricted stock units and stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2020, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 67,550 to 70,550. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years subject to service based conditions or a combination of service and performance-based conditions and stock options have a term of ten years. Also, in accordance with the Equity Incentive Plan, options were issued at or above the market price at the time of the grant.

On November 8, 2022, the Company’s Board of Directors adopted, subject to shareholder approval, the Amdocs Limited 2023 Employee Share Purchase Plan (the “ESPP”). The ESPP was subsequently approved by our shareholders at the annual general meeting of shareholders. The approved number of shares that may be issued under the ESPP will not exceed in the aggregate 2,400 ordinary shares. Under its terms, the ESPP becomes effective upon the filing of a Form S-8 Registration Statement with the U.S. Securities and Exchange Commission.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Under the ESPP, eligible employees will have the right to purchase ordinary shares at the end of each purchase period based on their accumulated payroll deductions during the purchase period of a specified percentage of eligible compensation up to 10% (subject to a limitation to accrue the right to purchase ordinary shares up to twenty-five thousand dollars in any calendar year). Unless determined otherwise, each purchase period will be six months in duration, and the purchase price per ordinary share will equal the lesser of 85% of the fair market value of our ordinary shares at either the beginning of the purchase period or the end of the purchase period. The Company expects the first purchase period under the ESPP to commence during fiscal year 2023.

During the three months ended December 31, 2022, the Company granted 681 restricted stock and 23 restricted stock units. The weighted average fair values associated with these grants were $77.83 per restricted stock and $80.75 per restricted stock unit.

Equity-based payments to employees, including grants of employee stock options, restricted stock and restricted stock units, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three months ended December 31, 2022 and 2021 was as follows:

	Three months ended December 31,
	2022	2021
Cost of revenue	$8,655	$7,147
Research and development	1,484	1,223
Selling, general and administrative	9,351	8,371

Total	$19,490	$16,741

The Company recognizes compensation costs for its equity incentive grants using the graded vesting attribution method. As of December 31, 2022, there was $89,298 of unrecognized compensation expense related to unvested stock options, unvested restricted stock and unvested restricted stock units which is expected to be recognized over a weighted average period of approximately one year, based on the vesting periods of the grants.

15. Dividends

The Company’s Board of Directors declared the following dividends during the three months ended December 31, 2022 and 2021:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
November 8, 2022	$0.395	December 30, 2022	$47,635	January 27, 2023
November 2, 2021	$0.36	December 31, 2021	$44,410	January 28, 2022

The amounts payable as a result of the November 8, 2022 and November 2, 2021 declarations were included in accrued expenses and other current liabilities as of December 31, 2022 and 2021, respectively.

On January 31, 2023 the Company’s Board of Directors approved the next quarterly dividend payment and set March 31, 2023 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 28, 2023. On January 27, 2023, at the annual general meeting of shareholders, the Company’s shareholders approved an increase in the rate of the quarterly cash dividend from $0.395 per share to $0.435 per share. As a result, the April 28, 2023 cash dividend will be paid at the increased rate of $0.435 per share.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

16. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over contracts, under which the Company was providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. While the Company has achieved positive results in many of the procedures, a number of the procedures are still ongoing. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

Item 2.	Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect,” “anticipate,” “believe,” “seek,” “estimate,” “project,” “forecast,” “continue,” “potential,” “should,” “would,” “could,” “intend” and “may,” and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: the effects of macro-economic conditions, prevailing level of macro-economic, business, and operational uncertainty, including as a result of geopolitical events or other global or regional events such as the COVID-19 pandemic, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity; changes in competition in markets in which we operate; changes in the demand for our products and services; the loss of a significant customer; consolidation within the industries in which our customers operate; our ability to derive revenues in the future from our current research and development efforts; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these and other important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2022, filed on December 13, 2022 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for approximately 400 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Amdocs also holds relationships with hundreds of content owners and distributors around the globe. Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers, create value for society and make our increasingly connected world more empowering by unlocking our customers’ innovative potential and enabling them to transform their boldest ideas into reality in order to provide high quality experiences. Our offerings enable service providers to efficiently and cost-effectively engage their customers, introduce new products and services, automate service and network operations, monetize connectivity and content, support new business models and generally enhance their understanding of their customers.

We believe the demand for our solutions is driven by our customers’ continued migration to the cloud, deployment of 5G networks and transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

Our offerings, grouped by technology capabilities such as commerce and care, catalog management, monetization, subscription management, IoT, AI, service and network automation and network deployment and optimization, are designed to meet the challenges facing our customers as they roll out 5G networks, migrate to the cloud and transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. Our software is designed to enable modular expansion as a service provider evolves, and its microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevSecOps. Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include consulting, delivery, quality engineering (testing), systems integration, IT operations, mobile network services, experience design and content services. Our managed services provide multi-year, flexible and tailored IT business processes and applications management services, including application development, modernization and maintenance, IT and infrastructure services, testing and professional services that are designed to assist customers in the selection, implementation, operation, management and maintenance of their IT systems.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In the three months ended December 31, 2022, customers in North America accounted for 68.6% of our revenue, while customers in Europe and the rest of the world accounted for 14.2% and 17.2%, respectively. We maintain and support development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Our results of operations are affected by general economic conditions, including macro-economic conditions, and the level of economic activity in the industries and markets that we serve. In addition, the prevailing level of macro-economic, business, and operational uncertainty, as well as the current inflationary environment and foreign exchange rates fluctuation, may continue to present challenges in future periods. Although we try to mitigate the foreign currency exchange rates impact on our results through our hedging policy, we cannot assure that we will be able to effectively limit all of our exposure.

Revenue Recognition, we recognize revenue under the five-step methodology required under ASC 606, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

As a significant portion of our revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as our progress in completing such projects.

For our primary revenue categories, related performance obligations, and associated recognition patterns please see Note 4 to our consolidated financial statements.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Managed services arrangements include management of data center operations and IT infrastructure, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility. Revenue from managed services arrangements accounted for approximately $699.8 million and $659.7 million in the three months ended December 31, 2022 and 2021, respectively. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth for the three months ended December 31, 2022 and 2021, certain items in our consolidated statements of income reflected as a percentage of revenue (figures may not sum because of rounding):

	Three months ended December 31,
	2022	2021
Revenue	100%	100%
Operating expenses:
Cost of revenue	63.8	64.9
Research and development	8.1	7.4
Selling, general and administrative	12.1	11.6
Amortization of purchased intangible assets and other	1.3	1.6
Restructuring charges	2.1	—

	87.3	85.5

Operating income	12.7	14.5
Interest and other expense, net	(0.4)	(0.2)
Gain from sale of a business	—	0.9

Income before income taxes	12.2	15.2
Income taxes	1.3	3.1

Net income	11.0%	12.1%

Net income attributable to noncontrolling interests	0.0	—
Net income attributable to Amdocs Limited	10.9%	12.1%

Three Months Ended December 31, 2022 and 2021

The following is a tabular presentation of our results of operations for the three months ended December 31, 2022 compared to the three months ended December 31, 2021. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended December 31,		Increase (Decrease)
	2022	2021	Amount	%

	(in thousands)
Revenue (1)	$1,185,720	$1,104,632	$81,088	7.3%
Operating expenses:
Cost of revenue	756,849	716,718	40,131	5.6
Research and development	95,726	81,945	13,781	16.8
Selling, general and administrative	143,222	128,076	15,146	11.8
Amortization of purchased intangible assets and other	15,313	17,747	(2,434)	(13.7)
Restructuring charges	24,536	—	24,536	100.0

	1,035,646	944,486	91,160	9.7

Operating income	150,074	160,146	(10,072)	(6.3)
Interest and other expense, net	(4,963)	(2,562)	(2,401)	93.7
Gain from sale of a business	—	10,000	(10,000)	(100.0)

Income before income taxes	145,111	167,584	(22,473)	(13.4)
Income taxes	15,239	33,982	(18,743)	(55.2)

Net income	$129,872	$133,602	$(3,730)	(2.8)%

Net income attributable to noncontrolling interests	205	—	205	100.0

Net income attributable to Amdocs Limited	$129,667	$133,602	$(3,935)	(2.9)%

(1)	Geographic Information:

	Three months ended December 31,		Increase (Decrease)
	2022	2021	Amount	%

	(In thousands)
North America (mainly United States)	$812,690	$745,493	$67,197	9.0%
Europe	168,666	142,541	26,125	18.3
Rest of the world	204,364	216,598	(12,234)	(5.6)

Revenue	$1,185,720	$1,104,632	$81,088	7.3%

Revenue. Revenue increased by $81.1 million, or 7.3%, to $1,185.7 million in the three months ended December 31, 2022, from $1,104.6 million in the three months ended December 31, 2021. The increase in revenue was attributable primarily to an increase in managed services arrangements and transformation activities in North America reflecting strong business activity building next-generation platforms for our customers, as well as strong business momentum in Europe and was partially offset by negative impact from foreign exchange fluctuations. Revenue for the three months ended December 31, 2022 increased by 9.5% compared to the three months ended December 31, 2021, excluding approximately 2.2% negative foreign fluctuations impact, primarily in Europe.

In the three months ended December 31, 2022, revenue from customers in North America, Europe and the rest of the world accounted for 68.6%, 14.2% and 17.2%, respectively, of total revenue, compared to 67.5%, 12.9% and 19.6%, respectively, for the three months ended December 31, 2021.

The increase in revenue from customers in North America was primarily attributable to higher revenue from managed services arrangements from key customers in North America.

Revenue from customers in Europe increased during the three months ended December 31, 2022, despite the negative impact of foreign exchange fluctuations, as a result of an increase in transformation projects activities, as we expand our presence in this region.

Revenue from customers in the rest of the world decreased in the three months ended December 31, 2022, mainly due to transition between transformation projects that naturally ramp down to new awarded projects that will ramp up in the second quarter of fiscal year 2023, as well as negative foreign exchange fluctuations.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $40.1 million, or 5.6%, to $756.8 million in the three months ended December 31, 2022, from $716.7 million in the three months ended December 31, 2021. The Cost of revenue as a percentage of revenue, decreased to 63.8% in the three months ended December 31, 2022, from 64.9% in the three months ended December 31, 2021. This decrease in cost of revenue as a percentage of revenue was primarily attributable to operational excellence and efficiency initiatives through the ongoing implementation of automation and other sophisticated tools.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $13.8 million, or 16.8%, to $95.7 million in the three months ended December 31, 2022, from $81.9 million in the three months ended December 31, 2021. Research and development expense increased as a percentage of revenue from 7.4% in the three months ended December 31, 2021, to 8.1% in the three months ended December 31, 2022, as we have been accelerating our investment in our cloud offerings, 5G and network related innovation and further developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. However, increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $15.1 million, or 11.8%, to $143.2 million in the three months ended December 31, 2022, from $128.1 million in the three months ended December 31, 2021. Selling, general and administrative expense increased as a percentage of revenue from 11.6% in the three months ended December 31, 2021, to 12.1% in the three months ended December 31, 2022. The increase in selling expense was commensurate with the revenue growth. The increase in general and administrative expense was primarily attributable to changes in account receivable allowances. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended December 31, 2022, decreased by $2.4 million, or 13.7% to $15.3 million from $17.7 million in the three months ended December 31, 2021. The decrease in amortization of purchased intangible assets and other was primarily attributable to a completion of amortization of previously purchased intangible assets.

Restructuring Charges. Restructuring charges for the three months ended December 31, 2022, were $24.5 million, with no such charges in the three months ended December 31, 2021. The restructuring charges were primarily associated with alignment of our workforce around the global site strategy, as well as the optimization of our hybrid work model. Please see Note 9 to our consolidated financial statements.

Operating Income. Operating income decreased by $10.1 million, or 6.3%, in the three months ended December 31, 2022, to $150.1 million, or 12.7% of revenue, from $160.1 million, or 14.5% of revenue, in the three months ended December 31, 2021. The decrease in operating income as a percentage of revenue was attributable primarily to restructuring charges, which was partially offset by decrease in cost of revenue as a percentage of revenue and positive foreign exchange impacts.

Interest and Other Expense, Net. Interest and other expense, net, changed from a net expense of $2.6 million in the three months ended December 31, 2021 to a net expense of $5.0 million in the three months ended December 31, 2022. The increase in interest and other expense, net, was primarily attributable to changes of minority equity investments measured at fair value in the three months ended December 31, 2022, partially offset by an increase in interest income primarily due to higher interest rates.

Gain from sale of a business. There was no gain from sale of a business, in the three months ended December 31, 2022, while there was $10.0 million of such gain in the three months ended December 31, 2021. Please see Note 3 to our consolidated financial statements.

Income Taxes. Income taxes for the three months ended December 31, 2022 were $15.2 million on pre-tax income of $145.1 million, resulting in an effective tax rate of 10.5%, compared to 20.3% in the three months ended December 31, 2021. The decrease is primarily attributable to internal structural changes in certain jurisdictions in which we operate. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 10 to our consolidated financial statements.

Net income attributable to Amdocs Limited. Net income slightly decreased by $3.9 million, or 2.9%, to $129.7 million in the three months ended December 31, 2022, from $133.6 million in the three months ended December 31, 2021. The slight decrease in net income is attributable to restructuring charges, gain from sale of a business recorded in the three months ended December 31, 2021, partially offset by decrease in income taxes.

Diluted Earnings Per Share. Diluted earnings per share remained stable in the three months ended December 31, 2022 and three months ended December 31, 2021. The slight decrease in the net income was offset by the decrease in the diluted weighted average number of shares outstanding, which resulted from share repurchases. Please see also Note 11 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $734.6 million as of December 31, 2022, compared to $818.0 million as of September 30, 2022. The decrease was mainly attributable to $100.0 million repurchase of our ordinary shares pursuant to our repurchase program, $33.7 million for capital expenditures, net, $47.7 million of cash dividend payment, partially offset by $83.2 million positive cash flow from operating activities, and $14.6 million of proceeds from stock option exercises. Net cash provided by operating activities amounted to $83.2 million and $204.1 million in the three months ended December 31, 2022 and 2021, respectively. The decrease in operating activity in the three months ended December 31, 2022 was impacted by timing of quarter-end holidays, but payments were subsequently received during the second quarter of fiscal year 2023.

Our free cash flow for the three months ended December 31, 2022 was $49.5 million and is calculated as net cash provided by operating activities of $83.2 million for the period less $33.7 million for capital expenditures, net.

Free cash flow is a non-GAAP financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash flow should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure, provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

We believe that our current cash balances, cash generated from operations, our current lines of credit, loans, Senior Notes and our ability to access capital markets will provide sufficient resources to meet our operational needs, loan and debt repayment needs, fund share repurchases and the payment of cash dividends for at least the next twelve months.

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities as available-for-sale securities. Such marketable securities consist primarily of money market funds, corporate bonds, U.S. government securities, supranational and sovereign debt, which are stated at market value.

We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the three months ended December 31, 2022 and 2021, we did not recognize any credit losses. Please see Notes 5 and 6 to the consolidated financial statements.

Revolving Credit Facility, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of December 31, 2022, we were in compliance with the financial covenants and had no outstanding borrowing under the Revolving Credit Facility.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of December 31, 2022, the noncurrent outstanding principal portion was $650.0 million, please see Note 13 to our consolidated financial statements.

As of December 31, 2022, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $77.6 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for Long-term debt and accrued interests, our non-cancelable operating leases, purchase obligations, pension funding and unrecognized tax benefits, summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2022, filed on December 13, 2022 with the SEC. Since September 30, 2022, there have been no material changes in our aggregate contractual obligations mentioned above.

Capital Expenditures. Generally, the majority of our capital expenditures consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $33.7 million in the three months ended December 31, 2022 and were mainly attributable to investments in our operating facilities and our development centers around the world.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On May 12, 2021, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to $1.0 billion of our outstanding ordinary shares with no expiration date. During the three months ended December 31, 2022, we repurchased approximately 1.2 million ordinary shares at an average price of $84.53 per share (excluding broker and transaction fees). The May 2021 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. As of December 31, 2022, we had remaining authority to repurchase up to $390.1 million of our outstanding ordinary shares under the May 2021 plan.

Cash Dividends. Our Board of Directors declared the following dividends during the three months ended December 31, 2022 and 2021:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount in millions	Payment Date
November 8, 2022	$0.395	December 30, 2022	$47.6	January 27, 2023
November 2, 2021	$0.36	December 31, 2021	$44.4	January 28, 2022

On January 31, 2023 our Board of Directors approved the next quarterly dividend payment and set March 31, 2023 as the record date for determining the shareholders entitled to receive the dividend, which is payable on April 28, 2023. On January 27, 2023, at the annual general meeting of shareholders, our shareholders approved an increase in the rate of the quarterly cash dividend from $0.395 per share to $0.435 per share. As a result, the April 28, 2023 cash dividend will be paid at the increased rate of $0.435 per share.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors considers a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the three months ended December 31, 2022 and 2021, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1.	Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended December 31, 2022 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
10/01/22-10/31/22	420,383	$81.40	420,383	$455,891,489
11/01/22-11/30/22	383,013	$83.85	383,013	$423,777,682
12/01/22-12/31/22	379,618	$88.70	379,618	$390,105,856

Total	1,183,014	$84.53	1,183,014	$390,105,856

(1)	Excludes broker and transaction fees.
(2)

On May 12, 2021, our Board of Directors adopted a share repurchase plan for the repurchase of up to $1.0 billion of our outstanding ordinary shares. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2.	Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended December 31, 2022:

(1)	Form 6-K dated November 9, 2022

(2)	Form 6-K dated December 5, 2022

(3)	Form 6-K dated December 22, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: February 13, 2023